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                                                                 EXHIBIT (a)(17)

FOR IMMEDIATE RELEASE:


                 GRR MERGER CORP. ANNOUNCES FURTHER EXTENSION OF
                 TENDER OFFER FOR GROUND ROUND RESTAURANTS, INC.

            Boston, Mass., October 17, 1997 -- GRR Merger Corp. announced that its tender offer for all outstanding shares of common stock of Ground Round Restaurants, Inc. (Nasdaq NMS: GRXR) has been extended and will now expire at 4:00 p.m., New York City time, today, October 17, 1997, unless further extended.

            According to the preliminary report of the depositary for the offer, 8,771,143 shares, which, together with the 554,900 shares owned by GRR Merger Corp.'s parent, constitute approximately 83% of the outstanding shares, were tendered prior to 6:00 p.m., New York City time, on October 16, 1997, the previous expiration date of the tender offer. Of the shares tendered, 11,761 shares were tendered by guaranteed delivery.

            GRR Merger Corp. announced that legislation in Massachusetts to resolve issues which existed under the Massachusetts tied-house statute has been enacted and is now in effect. In light of such enactment, GRR Merger Corp. expects to complete today satisfactory arrangements with the applicable authorities in Massachusetts to allow liquor licenses held by Ground Round, the transfer of which is subject to approvals by such authorities, to continue in full force and effect following consummation of the offer and the merger pending receipt of such approvals.